SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 3, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS FINALIZES REPURCHASE OF 3.3% OWNERSHIP FROM SPIL

Hsinchu, Taiwan, September 3, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services, today announced that it has completed its previously announced repurchase of 1,000,000 shares from Siliconware Precision Industries Co., Ltd. (“SPIL”). Pursuant to the previously announced Share Purchase Agreement (“SPA”) ChipMOS, repurchased the shares at the price of US$22.39 per share.

The shares, representing 3.3% of ChipMOS’s total outstanding shares, will now be cancelled, which will reduce ChipMOS’s total shares outstanding to approximately 28.8 million, as compared to 29.8 million on June 30, 2014. Based on June 30, 2014 shareholding information, SPIL will continued to hold 1,243,749 shares or 4.2% ownership of ChipMOS, and 132,775,000 shares or 15.4% ownership of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), which is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Under the SPA executed by ChipMOS and SPIL, the purchase price of the shares was determined by the arithmetic mean of the closing price of the Company’s Common Stock traded on the NASDAQ over twenty (20) consecutive trading days prior to the preceding fifth trading day of the Closing Date multiplied by zero point nine three (0.93), reflecting a seven percent (7%) discount.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor testing and assembly services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, China, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.